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                                    Exhibit 1

FOR IMMEDIATE RELEASE  JUNE 18, 1998

Contact:    Sandra Gillis           Roger Kuhn
            INSCI Corp              INSCI Corp
            (508) 870-4205          (508) 870-4014
            sgillis@insci.com       rkuhn@insci.com


                  INSCI RESTRUCTURES DIRECTORS AND OFFICERS

WESTBOROUGH, MA - JUNE 18, 1998.... INSCI Corp (Nasdaq:INSI), today announced that three Directors resigned and two new Directors were appointed. Specifically, Leonard Gartner, Richard Gerstner and Mitchell Klein resigned and Thomas Farkas and Robert F. Little joined the INSCI Board of Directors. Mr. Farkas is a major INSCI shareholder and brings to the Board vast experience in building technology and control systems businesses. Mr. Little is a retired attorney and shareholder of the Company.

Subsequently, the restructured Board renewed Dr. E. Ted Prince's contract as INSCI's Chairman, CEO and acting President, and authorized the hiring of a President to focus on day to day management activities so that Dr. Prince may focus primarily on high level business development with the Company's strategic partners and the various outside activities as Chairman and CEO.

New Director Tom Farkas stated "The Board was very pleased to renew Dr. Prince's employment agreement. Under Dr. Prince's direction the company developed and acquired several new important products, entered the rapidly growing Windows NT marketplace, expanded its overseas presence, expanded its relationship with Unisys Corporation and entered into several new and potentially important strategic relationships - most notable was the new Xerox DocuWorld relationship, whereby INSCI was designated as one of Xerox's seven worldwide business partners along with several other industry leading vendors including Sun Microsystems, Adobe and Moore Business Systems".

INSCI Corp is a proven leader in delivering an electronic document repository with integrated Internet, imaging, workflow, print-on-demand, electronic distribution and archive (COLD) software for the enterprise level (high volume production) market. INSCI's innovative software products enable customers to improve their services through electronic access to documents (e.g. invoices, statements, reports, etc.); provide financial savings through elimination of paper and microfiche; and provide the foundation for the digital document "back office" for electronic commerce applications. The Company's products are sold in over 100 countries through the INSCI direct sales organization and its marketing partnerships. For more information about INSCI Corp, visit its home page on the Internet at http://www.insci.com.


The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the Company's products and services and other risks identified in the Company's SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.